China Growth Corporation
#10 Gangkouerlu Road, Jiangmen City
Guangdong Province, P.R. China 529000

February 25, 2011

VIA EDGAR
Mr. John Reynolds, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	China Growth Corporation
Form 8-K
Filed December 21, 2010
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed October 13, 2010
File No. 000-52339

Dear Mr. Reynolds:

      We are in receipt of your comment letter dated January 18, 2011 regarding the above referenced filings. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Form 8-K filed December 21. 2010

General

1.	Please be advised that an engineer in the Office of Natural Resources is also examining your filing and may have additional comments at a later date.

ANSWER:	N/A

Cautionary Note Regarding Forward Looking Statements, page 2

2.
We note your references to Section 27A of the Securities Act of 1933 and Section 2 IE of the Securities Exchange Act of 1934 and the statement that your filing contains forward-looking statements within the meaning of these statutes. As a penny stock issuer, you are not eligible to rely on the safe harbor for forward-looking statements. Refer to Section 27A(b)(l)(C) of the Securities Act and Section 21E(b)(l)(c) of the Exchange Act. Please revise to delete all references to these statutory provisions.

ANSWER:	The Company has revised to delete all references to these statutory provisions.

Make Good Escrow Agreement, page 4

3.	Please revise to address the terms of the pre-defined formula agreed to between the parties.

ANSWER:	The Company has revised the description of the Make Good Escrow Agreement to address the terms of the pre-defined formula agreed to between the parties.

Business, page 6

4.	Please revise to address the availability of the raw materials used by the company.

ANSWER:	The Company has revised to address the availability of the raw materials used by the company.

Industry and Market Overview, page 8

5.	Please revise to provide a citation for "The State of China's Environment: 2009" so that investors can locate the information.

ANSWER:	The Company has revised to provide a citation for "The State of China's Environment: 2009" that allows investors to locate the information.

Current Products, page 8

6.	Please revise the last paragraph on page eight to identify the institutions with which you work.

ANSWER:	The Company ahs revised the last paragraph to identify the institutions with which the Company works

7.	Please revise to explain briefly "COD removal effects."

ANSWER:	The Company has revised to provide a brief explanation of COD removal effects

8.	Please revise to provide your basis for the statement, "Our HAC powder results in higher aluminum content. . .," on page nine.

ANSWER:	Since the Company’s HAC powder does not result in higher aluminum content but has high aluminum content, the Company has revised to correspondingly correct the description of HAC powder.

9.
We note your statement that "we believe possess quality similar to those produced by our American and European counterparts but with approximately 50% cost savings." Revise to provide your basis for the noted cost savings.

ANSWER:	The Company has provided the basis for the cost saving in the statement.

Development of New Technologies, page 9

10.
We note that you are working with Chongqing University and Tongji University to develop flocculent for enhanced coagulation for drinking water. Please revise to describe the material terms of your agreements with the noted universities and file the agreements as exhibits to your Form 8-K.

ANSWER:
Since the Company is only working with Chongqing University to develop  flocculent for enhanced coagulation for drinking water and there has not been an agreement entered into in connection with such cooperation, the Company has revised to remove Tongji University and provide description of the non-contractual arrangement between the Company and Chongqing University.

High-concentration Organic Wastewater Treatment, page 10

11.	Please revise to provide a brief description of each of "H2, DME, and C2H50H."

ANSWER:	The Company has revised to provide a brief description of each of “H2, DME, and C2H50H.”

Research & Development, page 10

12.
Please revise to provide an estimate of the amount spent during each of the last two fiscal years on research and development activities, and if applicable, the extent to which the cost of such activities is borne directly by customers. See Item 101(h)(4)(x) of Regulation S-K.

ANSWER:	The Company has revised to clarify that the Company has no expenses on research and development activities during each of the last two fiscal years.

Sales Network and Sales Model, page 12

13.	Because this is the only section of the filing that references "Delegated Production Facilities." please revise to provide a description of these facilities.

ANSWER:
Since the “Delegated Production Facilities” meant to cross reference to Entrusted Production Lines defined in Overview section, the Company has revised to replace Delegated Production Facilities with Entrusted Production Lines to be in consistency.

Competition, page 13

14.	Please revise to briefly expand upon the competitive conditions in the industry. Please clarify your competitive position in the industry and state the principal methods of competition.

ANSWER:
The Company has revised to briefly expand upon the competitive conditions in the industry and to clarify the Company’s competitive position in the industry and state the principal methods of competition.

Intellectual Property, page 14

15.	Please revise to provide a brief definition of "PAC content."

ANSWER:	Since “PAC content” was mistakenly included in the description of HAC powders, the Company has revised to remove “PAC content” and add necessary words to correct and complete the description.

16.	Please revise to clarify whether you have any patents, trademarks, or licenses, including the duration.

ANSWER:	The Company has revised to clarify that the Company does not have any patents, trademarks or licenses.

Environmental Protection. Quality Control and Safety Measure, page 14

17.	Please revise to provide a brief description of the "IS09000 standards."

ANSWER:	The Company ahs revised to provide a brief description of “IS09000 standards”.

Employees, page 16

18.	Please revise to clarify the total number of employees. See Item 101(h)(4)(xii) of Regulation S-K.

ANSWER:	The Company ahs revised to clarify the total number of employees according to Item 101(h)(4)(xii) of Regulation S-K.

Risk Factors, page 18

Our Plans to Expand our Production and to Improve and Upgrade out internal control.... page 23

We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions:

How do you maintain your books and records and prepare your financial statements?

19.
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

ANSWER:	The Company does not maintain its books and records in accordance with U.S. GAAP.

20.
If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting.  Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

ANSWER:
The Company maintains its books and records in accordance with the accounting principles of China. We use accrual basis of accounting. For converting its books and records to U.S. GAAP for SEC reporting, the Company first compares the existing accounts with accounts according to US GAAP and then adjusts and reclassifies existing accounts to accounts under U.S. CAAP. The Company secondly evaluates and confirms the accounts balance in RMB. Lastly, the Company measures the financial statement in US dollar and completes footnotes to financial statement to disclose more information relative to financials. When completing our financial statement and footnotes, we submit them to auditor for auditing or reviewing. Then we make adjustments to our financial statement according to auditor's adjustment. After completing the financial statement, we insert the financial statement and notes into filing report. The auditor will then review the filing report with the financial statement. Then we submit the report to company counsel for final review, as the last step of the controls the Company maintain to ensure that it has made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

21.
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations.  Do not identify people by name, but for each person, please tell us:

a)	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

b)	what relevant education and ongoing training he or she has had relating to U.S. GAAP;
c)	the nature of his or her contractual or other relationship to you;
d)	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
e)
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

ANSWER:
The Company’s CFO Patrick S.H. Chan is primarily responsible for preparing and supervising the preparation of the Company’s financial statements and evaluating the effective of its internal control over financial reporting. In evaluating the effectiveness of the Company’s internal control, Mr. Chan is responsible for account adjustment, balance confirmation, financial statement re-measurement and disclosure. Mr. Chan was graduated from the MBA program of St. Andrew's University in the United States and holds license of CIMA and LCCI. Mr. Chan is currently employed by the Company. Mr. Chan has served as the Chief Financial Officer of Jiangmen Wealth Water since September 2010. Prior to that, he served as chairman assistant in Jiangmen Wealth Water from 2008 to August 2009, during which period, he also served as operating and sales development supervisor for the northern Asia department of Kozen Group. Between 2001 and 2008, he served as the general manager of the Tianjing branch of Ionics Enersave. In 1983, he was appointed as Group Financial & Administration Director. In May 1986 he returned to Hong Kong and joined the Delta Group as Financial Controller and Director where he helped develop a new business in the field of electronics. Mr, Chan joined the China Port& Harbour Services Group in their operations in Saudi Arabia as the assistant to the President from 1980 and was later promoted to Regional Financial General Manager and become the Resident Director of one of the group companies in Jeddah. He is engaged in sales development and management for a long time, has experienced practice in marketing, service network and service teamwork establishment, familiar with financial control, and has rich constructive opinions and consultation in enterprise’s development and investment.

22.	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

a)	the name and address of the accounting firm or organization;
b)	the qualifications of their employees who perform the services for your company;
c)	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
d)	how many hours they spent last year performing these services for you; and
e)
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

ANSWER:
The Company has not hired any accounting firm or financial service firm to prepare its financial statement or evaluate its internal control over financial reporting as of the date of the filing of the amendment to Form 8-K.

23.
If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

a)	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting:
b)	how many hours they spent last year performing these services for you; and
c)
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

ANSWER:
The Company has not retained any individuals who are not its employees or not employed by an accounting firm or other similar organization to prepare its financial statement or evaluate its internal control over financial reporting as of the date of the filing of the amendment to Form 8-K.

Do you have an audit committee financial expert?

24.
We note on page 47 that you identify Patrick S.H. Chan as your audit committee financial expert. Please describe his qualifications, including the extent of his knowledge of U.S. GAAP and internal control over financial reporting.

ANSWER:
Since Mr. Patrick S.H. Chan was mistakenly identified as a director and an audit committee financial expert of the Company, the Company has revised to remove the reference to Mr. Chan from the Director Qualifications and Experience section and the Company therefore did not revise to describe his qualifications under the Director Qualifications and Experience.

25.
We note that your Item 4.01 disclosure includes several references to the fiscal years ended December 31, 2009 and 2008. We further note that prior to the share exchange your fiscal year end was June 30, and that you changed your fiscal year end from June 30 to December 31 in connection with the share exchange (page 60). Please revise your disclosures accordingly.

ANSWER:	The Company has revised the disclosures under Item 4.01 to include references to the fiscal years ended June 30, 2009 and 2008.

Management's Discussion and Analysis of Financial condition and Results of Operations, page 35

Results of Operations, page 38

26.
To enhance a reader's understanding, please revise the discussion of your operating results to both quantitatively and qualitatively describe the significant underlying drivers that materially affected your revenues and expenses for each period presented. For material increases in revenue, provide a narrative discussion of the extent to which such increases are attributable to increases in prices, volume, amount of goods being sold, or to the introduction of new products, and the reasons for such increases. Also describe any known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on revenue or income from operations.

ANSWER:	We have revised to provide such required disclosures accordingly.

Liquidity and Capital Resources, page 41

27.	Please revise your disclosure to also explain the causal factors for the period-to-period variations in the effect of exchange rate change on cash for each period presented.

ANSWER:	The period-to-period variations in the exchange rate change have no effect on our cash for each period presented because we do not have any import or export operations.

28.
We note your disclosures on page 35 that during the next three years you expect that: (1) Guizhou Yufeng will increase its MAC powder production capability from 80,000 tons per year in 2010 to approximately 280,000 tons per year in 2013, (2) Shanxi Wealth will increase its HAC powder production capability from 170,000 tons in 2010 to 370,000 tons in 2013, and (3) your water purifying agent production capability will increase from 200,000 tons in 2010 to 680,000 tons in 2013.   We further note that: (1) the factory of .Hangmen Water Purifying Agent will be reformed, (2) the workshops and harbors will be expanded, (3) the equipment will be modernized in 2011, and (4) the annual production facility will reach approximately 500.000 tons.  Please tell us if you reasonably expect these events to have a material impact on your liquidity, capital resources or results of operations and, if so, revise your discussion and analysis lo describe the events and the expected impact lo each, pursuant to Item 303 of Regulation S-K.

ANSWER:
We do not have a numeric estimate of the material impact these events will have on our liquidity, capital resources or results of operation. Our future investment to expand our production will depend on the future market demand and our financing capacities.

29.
We note the second risk factor on page 23, "Our plans to expand our production and to improve and upgrade our internal control and management system will require capital expenditures in 2011." Please revise this section to provide the information required by Items 303(a)(1) and 303(a)(2) of Regulation S-K.

ANSWER:
We do not believe we will require cay capital expenditures in 2011 to expand our production and to improve and upgrade our internal control and management system. Accordingly, we have removed this risk factor on page 23.

Involvement in Certain Legal Proceedings, page 46

30.
We note your statement that "[t]o the best of our knowledge, none of our directors ...." The company is in a position to know about the noted legal proceedings. Revise to delete the phrase "to the best of our knowledge".

ANSWER:	The Company has deleted the phrase “to the best of our knowledge” from the disclosure under the Involvement in Certain Legal Proceedings on page 46.

Directors and Executive Officers. Promoters and Control Persons, page 44

31.
We note the tabular disclosure on page 47 directly under the heading "Director Qualification and Experience.”  Please revise the biographical information for Messrs. Rozelle and Tan to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that they should serve as directors, in light of your business and structure. See Item 401(e)(1) of Regulation S-K.

ANSWER:
Since the Company does not consider Mr. Rozelle’s experience, qualifications, attributes or skills lead to the conclusion that he should serve as a director in light of its business and structure and Mr. Rozelle has ceased to serve as a director of the Company on December 15, 2010, the Company has revised to remove the description of qualification and experience of Rozelle as a director. The Company has revised the biographical information for Tan to discuss the specific experience, qualification, attributes or skills that let do the conclusion that he should serve as directors, in light of your business and structure.

32.	Please revise to provide the information required by Item 401 (e)(2) of Regulation S-K with respect to Mr. Rozelle.

ANSWER:	We have revised to provide the required disclosure with respect to Mr. Rozelle.

Security Ownership of Certain Beneficial Owners and Management, page 48

33.	Please revise the tabular disclosure to provide an address for Star Prince Limited.

ANSWER:	The Company has revised the tabular disclosure to provide an address for Star Prince.

Certain Relationships and Related Transactions, and Director Independence, page 50

34.	Please revise the paragraph following the penultimate bullet on page 50 to clarify what you mean by "a change of control of the Share Exchange."

ANSWER:	We have revised this sentence to “… a change of control of China Growth.”

Promoters and Certain Control Persons, page 51

35.	Please provide us with a brief analysis explaining why you believe the information required by Item 404(c) of Regulation S-K is not required to be included in your filing.

ANSWER:
We believe the information required by Item 404(c) of Regulation S-K is not required because we do not have any promoter as defined by Rule 405 of the Securities Act of 1933 at any time during the past five fiscal years.

Market Price and Dividends on our Common Equity and Related Shareholder Matters, page 51

36.	Please revise to provide the information required by Item 201 (a)(2) of Regulation S-K.

ANSWER:	We have revised to provide the information required by Item 201 (a)(2) of Regulation S-K.

Ordinary Shares, page 53

37.
Please remove the statement that "[a]ll the issued and outstanding ordinary shares are fully paid and non-assessable," or attribute the statement to legal counsel and file counsel's legal opinion as an exhibit.

ANSWER:	We have removed the statement that “[a]ll the issued and outstanding ordinary shares are fully paid and non-assessable.”

Item 9.01 Financial Statements and Exhibits

(a) Financial statements of business acquired

38.
We note that you present historical financial statements of Jiangmen Huiyuan Environmental Protection Technology Consultancy Co., Ltd. However, as indicated on page 3, you entered into a share exchange agreement with Wealth Environmental Protection Group,Inc. Please present instead the financial statements of Wealth Environmental Protection Group, Inc. with disclosure of the recapitalizations that have been retroactively reflected in the financial statements of Wealth Environmental Protection Group, Inc.

ANSWER:
We have made revisions our presentation to include the financial statements of Wealth Environmental Protection Group, Inc. with disclosure of the recapitalizations that have been retroactively reflected in the financial statements of Wealth Environmental Protection Group, Inc.

Exhibit 99.1
The Jiangmen Huiyuan Environmental Protection Technology Consultancy Co. Ltd. Group
Combined Financial Statements for the years ended December 3 1. 2009 and 2008
Combined Statements of Shareholders' Equity, page 4

39.	Please tell us the individual components of your contributed capital balance of $15,068,970. Also revise to disclose the following for each class of capital stock, as applicable:

a)	Shares authorized, issued, and outstanding;

b)	Par value or stated value; and

c)	The number of shares reserved for future issuance and the purpose for such reservation.

ANSWER:
We have made revisions to our consolidated financial statement presentation and disclosures to include the individual components of contributed capital balance of $15,068,970. Note 1 now displays the amount of capital contributed by subsidiary that makes up the contributed capital balance.  The consolidated balance sheet now displays shares authorized, issued, and outstanding and stated value. There are no shares reserved for future issuance.

Combined Statements of Cash Flows, page 5

40.
We note your $8,045,041 loan to shareholders balance on your December 31, 2008 balance sheet, and the $8,065,029 that is classified as loan to shareholder in your statement of cash flows for the year ended December 31, 2009. We further note on page 15 that the entire outstanding loans to shareholders was paid in full through a dividend declared and paid on December 30, 2009. Please revise your financial statements and related disclosures, as necessary, to reclassify this account as dividends paid, or tell us why such revision is not necessary. In this regard, the December 30, 2009 declaration and payment of the dividend occurred prior to your December 31, 2010 balance sheet date.

ANSWER:	We have revised our financial statements and related disclosures to reclassify the loans to shareholders as dividends paid in financing activities.

Notes to Combined Financial .Statements, page 6

41.
We note on page 32 of your Form 8-K that under PRC laws, rules and regulations, Jiangmen Huiyuan is required to allocate 10% of its after-tax profit prior to payment of dividends to meet the statutory general reserve fund requirement until the cumulative fund reaches 50% of the registered capital, and that these reserves are not distributable as cash dividends. Please revise to disclose the registered capital of Jiangmen Huiyuan as of each balance sheet date, and the amount transferred to statutory reserve for each period presented. Also disclose the amount of statutory reserve that remains unfunded at each balance sheet date or state that the reserve is fully funded, as applicable.

ANSWER:
We have made revisions to our financial statements and related disclosures to disclose the registered capital of Jiangmen Huiyuan and each of its subsidiaries as of each balance sheet date, the amount transferred to statutory reserve for each period presented and added disclosure that the statutory reserve is fully funded at each balance sheet date.

42.	Please revise to provide the earnings per share disclosures required by FASB ASC 260-10-50 for each interim and annual period presented, as applicable.

ANSWER:	We have made revisions to our financial statements and disclosures to provide the earnings per share disclosures required by FASB ASC 260-10-50 for each interim and annual period presented.

43.
We note on pages 28 and 29 of your Form 8-K that your PRC subsidiaries have not paid social insurance premiums and housing provident funds for their employees pursuant to the applicable PRC laws. We further note that you believe the exposure, including potential penalties is less than $300,000. Please revise to include a commitments and contingencies footnote for each period presented to describe the unpaid social insurance premiums and housing provident funds and disclose the amount recorded for your estimated exposure. To the extent that you have not accrued for your estimated exposure, please tell us why and explain to us the basis for this conclusion.

ANSWER:
We have revised our commitments and contingencies footnote disclosures to describe the unpaid social insurance premiums and housing provident funds and the fact that our exposure, including penalties is estimated to be less than $300,000. We have restated the financial statements to include accrual of this amount.

(2) Summary of Significant Accounting Policies, page 7

44.
We note that your value added taxes ("VAT") payable of $335,787 and $303,914 at December 31, 2009 and 2008, respectively, represent approximately 18% of your current liabilities at each balance sheet date. We further note on page nine that the Company accounts for value added taxes on a net basis. Please revise to include a footnote that describes your policy with respect to input and output VAT. Also quantify for us your VAT on purchases and VAT on sales, and your cash payments to or rebates from the taxation authority for each financial statement period presented.

ANSWER:
We have revised our disclosures to include a footnote that describes our policy with respect to input and output VAT, VAT on purchases, VAT on sales, and our cash payments to the taxation authority for each financial statement period presented.

45.
Please tell us if your revenue or accounts receivable includes the VAT charged to your customers (i.e., output VAT) and, if so, disclose the VAT included in your revenue for each period presented or accounts receivable at each balance sheet date, as applicable.

ANSWER:
We do not included VAT in revenue; however VAT charged to our customers is included in accounts receivable. Accordingly, we have disclosed our policy and provided a complete analysis of VAT, including the amount included in accounts receivable at each balance sheet date.

46.
We note on page 22 of your Form 8-K that your products are used for various purposes, such as treating municipal sewage and industrial wastewater and purifying water for food and beverage and pharmaceutical production, and that these uses tend to affect large geographic areas and significant numbers of people, and often have serious impact on the environment and people's health and safety and daily lives. We further note on page 20 that your operations are subject to liability for pollution, cave-ins or similar hazards that could result in damage to property, including damage to the environment. Please disclose you accounting policy for environmental related liabilities and expand your MD&A on page 35 to describe recurring costs associated with managing hazardous materials and pollution in your on-going operations, and any mandated expenditures to limit or remediate contamination.

ANSWER:
We have revised our disclosures to include our accounting policy for environmental related liabilities and have expand our MD&A on page 35 to describe that the Company has not had any significant recurring costs associated with managing hazardous materials and pollution in our on-going operations. The disclosures also describe that we have not had any mandated expenditures to limit or remediate contamination.

Segments. page 8

47.
We note on page six that your subsidiary, Jiangmen Wealth Water, is solely engaged in the production and sale of water purifying agents, while Guizhou Yufeng and Shanxi Wealth, the subsidiaries of Jiangmen Wealth Water, specialize in the production of HAC powder which is the core ingredient of water purifying agents. We further note your disclosure of revenues and costs of goods sold for from sales of water purifying agents and high-performance calcium aluminates powder (pages 38 and 40 of Form 8-K). In addition, you disclose that your operations have been aggregated into a single reporting segment (Note 2, page 8). Please tell us the operating segment(s) that you have identified and in accordance with FASB ASC 280-10-50-1. Also tell us how you considered the requirement to separately report information about each operating segment that meets both criteria in FASB ASC 280-10-50-10.

ANSWER:
In response to this comment, we have reviewed our financial reporting and determined that presentation of segment information based on the operations of individual subsidiaries is more appropriate than aggregate reporting and have revised our disclosures to include segment information a management’s rationale for the method of presentation.

Revenue Recognition, page 9

48.
We note that you recognize revenue from sales of water purifying agents and high-performance calcium aluminates powder when there is persuasive evidence of a sales arrangement, delivery and acceptance by the customer has occurred, the sales price is fixed or determinable, and collection is probable. Please revise to disclose the following for each major product:

a)	describe the shipping terms (e.g. FOB shipping point or FOB destination) and state point at which you recognize revenue; and

b)
describe any significant terms and conditions related to sales, including any customer acceptance provisions and other post-delivery obligations (e.g. product returns, inventory credits, rebates, discounts, volume incentive, etc.) and your related accounting policies as applicable.

ANSWER:	We have revised our revenue recognition disclosures to include a description of the shipping terms, the point at which we recognize revenue and any significant terms and conditions related to sales.

49.	Please tell us if your sales to customers are made with rights of return in which the criteria in FASB ASC 605-15-25-1 are met and, if so, advise us of the following:

a)	confirm to us that your revenue and cost of sales reported in the statements of income have been reduced to reflect estimated returns pursuant to FASB ASC 605-15-45-1;
b)	quantify for us the estimated reductions to your revenue and cost of sales recorded for each period presented; and
c)	revise to disclose the estimated reductions and also label your revenue as net of estimated returns.

ANSWER:	We do not make sales with right of return in which the criteria of FASB 605-15-25-1 are met.

50.
Please revise to disclose your accounting policy relating to shipping and handling costs, including whether you charge your customers for shipping and handling fees and if you include such amounts in revenue.

ANSWER:
We have revised our accounting policy disclosures to include our policy related to shipping and handling costs and the fact that such costs are borne and paid by the customer and not included in revenue and costs of sales.

Accounts Receivable, page 9

51.
We note your disclosure under concentrations of credit risk that the amount of receivables ultimately not collected by the Company has generally been consistent with management's expectations and the allowance established for doubtful accounts. We further note your disclosure under accounts receivable that the Company has not experienced any losses on its accounts receivable historically and accordingly did not record any allowance for doubtful accounts as of December 31, 2009 or 2008. Please quantify for us the receivables ultimately not collected and written off for each period presented and, to the extent you recorded write-offs, further explain to us why you have not recorded an allowance for doubtful accounts at each balance sheet date and tell us how your accounting policy complies with generally accepted accounting principles in the United States. Also revise your concentrations of credit risk or accounts receivable disclosures, as necessary, as they appear to contradict each other.

ANSWER:
We have revised our accounts receivable disclosure to describe that the Company has not had any write-offs in 2009 or 2008. Please note that all receivables were collected subsequent to year end at both December 31, 2009 and 2008. We have also revised our concentrations of credit risk and accounts receivable disclosures to eliminate contradictions.

52.	Please revise to provide an accounts receivable aging analysis as of each balance sheet date presented.

ANSWER:	We have expanded our disclosure to include an aging of accounts receivable at December 31, 2009 and 2008.

Intangible Assets, page 10

53.
We note your disclosure that for intangible assets with definite lives, you periodically estimate future undiscounted cash flows to be derived from an intangible asset with definite life to determine whether a potential impairment exists when events or circumstances indicate the carrying value of an intangible asset with definite life may be impaired. Please tell us if you test your intangible assets for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with FASB ASC 360-10-35-21 and, if so, revise your disclosure accordingly.

ANSWER:
We have revised our disclosure to describe the circumstances in which we test your intangible assets for recoverability including when events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with FASB ASC 360-10-35-21.

(5)          Intangible Assets, page 13

54.
We note that your amortization of intangible assets was $396,732 and 5323,254 for the years ended December 31, 2009 and 2008, respectively. We further note that your amortization expense is estimated to be S497.654 In 2010, $655,463 in 2011, and $866,454 in 2012. Please tell us why your amortization expense is expected to significantly increase from 2009 through 2012, and disclose the event(s) that will cause this change in your MD&A.

ANSWER:
We have revised our disclosures to describe the cause for the expected significant increase in amortization from 2009 through 2012. We have also disclosed the events that will cause this change in MD&A.

55.
Please disclose your accounting policies with respect to acquisition costs, development costs and production costs of your mineral properties.  In addition, disclose the nature of costs that are capitalized within mining rights.

ANSWER:
We have expanded our disclosures to include our policies with respect to acquisition costs, development costs and production costs of our mineral properties and the nature of costs that are capitalized within mining rights.

56.	Please tell us how you considered FASB ASC 805-20-55-37 in determining that your mining rights represent intangible assets and not tangible assets.

ANSWER:	We have considered the provisions FASB ASC 805-20-55-37 and have revised our disclosures to include mining rights within tangible assets.

57.
We note on page 14 that your mining rights permit the production of 300.000 tons of limestone and 350.000 tons of bauxite.  Please clarify whether these amounts permit such production on an annual or cumulative basis. In addition, we note on page 35 that you intend to increase your production. Please explain to us whether such increases will exceed that permitted by your mining rights.

ANSWER:
We have revised our disclosures to include a complete analysis of production under our mining rights agreements and the analysis demonstrates that we have significant that will accommodate planned increases in production.

(6)      Income Taxes, page 14

58.	Please revise to provide all income tax disclosures for public entities required by FASB ASC 740-10-50, including the unrecognized tax benefit disclosures in FASB ASC 740-10-50-15.

ANSWER:
We have revised our disclosures revise to include the income tax disclosures for public entities required by FASB ASC 740-10·50, including the unrecognized tax benefit disclosures in FASB ASC 740-10-50-15.

59.
We note your disclosure that there were no significant differences between the basis of assets and liabilities reported in the December 31, 2009 and 2008 financial statements and those recognized for tax reporting purposes in the PRC. Please explain to us why there were no differences between the bases of assets and liabilities at September 30, 2010, December 31, 2009, and December 31, 2008. In that regard, we note your property, equipment and improvement (page 13), land use rights (page 13), and mining rights (pages 13-14) that by nature may result in deferred taxes.

ANSWER:
We have revised our disclosure to include a separate breakout of deferred income taxes, included in current taxes payable and have revised our financial statements to include $85,292 of deferred taxes not previously recognized related to basis differences exist in the basis of mining rights. We had previously included a deferred tax liability of $176,735 in taxes payable due to immateriality.

(7)      Related Party Balances and Transactions, page 15

60.
We note the $1,249,774 and 51,249,754 due from an affiliated company on your December 31, 2009 and 2008 balance sheets, respectively. We further note on page 11 of your September 30, 2010 financial statements (Ex. 99.2) that the entire outstanding balance due from an affiliated company was paid in full through a dividend declared and paid in August 2010. Please tell us how you considered SAB Topic 4:E in determining whether to record the receivable as an asset and not a deduction from stockholders' equity as of both your annual and interim financial statements.  In this regard, the August 2010 declaration and payment of the dividend occurred prior to the October 28, 2010 audit report dale for your December 31, 2009 financial statements and the September 30, 2010 balance sheet date of your interim financial statements.

ANSWER:	We have revised our financial statements to recognize the due from an affiliated company as a deduction from stockholders' equity in the form of a dividend to comply with SAB Topic 4:E.

Exhibit 99.2

The Jiangmen Huiyuan Environmental Protection Technology Consultancy Co. Ltd. Group

Condensed Combined/Consolidated Financial Statements for the nine months ended September 30. 2010 and 2009 (Unaudited)

61.
Please revise to provide disclosure of change in separate accounts comprising shareholders' equity (in addition to retained earnings) and of the change in the number of shares of equity securities during the nine months ended September 30, 2010, as required by FASB ASC 505-10-50-2.

ANSWER:
We have revised our disclosures to provide analysis of change in separate accounts comprising shareholders' equity (in addition to retained earnings) and of the change in the number of shares of equity securities during the nine months ended September 30, 2010, as required by FASB ASC 505-10-50-2.

Notes to Condensed Combined/Consolidated Financial Statements (Unaudited), page 5

62.
We note the December 15, 2010 share exchange and private placement (page 3 of Form 8-K), and the make good escrow agreement, holdback escrow agreement, IR escrow agreement, and lockup agreements that you entered into in connection with the private placement (pages 4-5 of Form 8-K).  Please revise the footnotes to your September 30, 2010 financial statement to include the disclosure for these non-recognized subsequent events or explain to us why such disclosure is not required.  Refer to FASB ASC 855-10-50-2 and 50-3.

ANSWER:
We have revised the footnotes to our September 30, 2010 financial statements to include disclosure of these non-recognized subsequent events (The December 15, 2010 share exchange and private placement, the make good escrow agreement, the holdback escrow agreement, the IR escrow agreement, and the lockup agreements).

(7) Convertible Notes Payable, page 10

63.
We note that the Company obtained two Senior Preferred Secured Notes for a total amount of $500,000 from non-related company, China Growth Inc. ("China Growth"), on May 28, 2010 and September 3, 2010. Please provide us with the two Senior Preferred Secured Note agreements and explain to us how you determined the beneficial conversion feature of $500,000 that was recorded as a discount to the convertible note payable and the amortization of discount in the amount of $125,000 that was recorded as interest expense.

ANSWER:
We considered the intrinsic value of the embedded conversion feature as described in FASB ASC 470-20-30-5 through 470-20-30-8 based on the value of common stock as indicated by the private placement. The resulting calculation indicated that the proceeds from the notes should be allocated to the beneficial conversion feature. We have amortized the discount indicated by the beneficial conversion feature based on the one year term of the convertible notes.  We have provided the two Senior Preferred Secured Note agreements as Exhibits 10.29 and Exhibit 10.30.

(h) Pro forma financial information

Ex. 99.3

64.
We note your disclosure on page three of your Form 8-K that as soon as practicable, you shall effectuate a 1: 1.42610714 reverse stock split on all of the ordinary shares issued and outstanding at the closing of the share exchange (the "reverse split"). Please tell us if you have effectuated the reverse split and, if so, tell us the effective dale and how you considered the guidance within SAB Topic 4: C with respect to the presentation of the split.

ANSWER:
The 1.42610714 reverse stock split on all of the ordinary shares issued and outstanding at the closing of the share exchange (the "reverse split") is not yet effective. We have given effect to the reverse stock split in the pro forma financial information because we believe shareholder approval of the split is probable as described in Rule 8-05 0f regulation S-X.

65.
We note your December 15. 2010 private placement, and the make good escrow agreement, holdback escrow agreement. 1R escrow agreement, and lockup agreements that you entered into in connection with the private placement (pages three to five of Form 8-K). We further note the shares issued on December 15, 2010 as compensation for services provided in connection with the share exchange and private placement, and the automatic conversion of the notes (page 57 of Form 8-K). It does not appear that you provided any adjustments to your historical financial statements related to these transactions. We believe that disclosure of pro forma information for these transactions would be material to investors and should be presented pursuant to Rule 8-05 of Regulation S-X. Please revise to provide pro forma information for these transactions and consider the guidance in Article 11 of Regulation S-X when preparing this information.

ANSWER:
We have revised our pro forma information for the private placement, the make good escrow agreement, the holdback escrow agreement, the IR escrow agreement, and the lockup agreements that we entered into in connection with the private placement.  We also revised our pro forma information to include the compensation for services provided in connection with the share exchange and private placement, and the automatic conversion of the notes.

66.
We note on page three that under the December 15, 2010 subscription agreement, you are obligated to file a registration statement covering the resale of the ordinary shares underlying the Preference Shares and the Warrants (the "Registrable Securities") no later than thirty (30) days following the closing date. Please revise to provide the registration payment arrangements disclosures required by FASB ASC 825-20-50 in your pro forma financial information. Also confirm to us that you will provide such disclosures in the footnotes to your financial statements filed for periods subsequent to this transaction date, to the extent you remain subject to these registration payment arrangements.

ANSWER:
We have revised the disclosures in our pro forma financial information to include the registration payment arrangement disclosures required by FASB ASC 825-20-50. We also confirm we will provide such disclosures in the footnotes to our financial statements filed for periods subsequent to this transaction date, to the extent we remain subject to these registration payment arrangements. Please see page 1 of our pro forma information.

67.
We note pro forma adjustment (4) for intercompany loans in the amount of $500,000, and it appears to us that this adjustment relates to China Growth's Senior Preferred Secured Notes. Please revise the notes to your pro forma balance sheet to further explain the adjustment to eliminate China Growth's note receivable and note payable, including the assumptions underlying the adjustment. Also tell us how Wealth's $500,000 convertible note payable was impacted by the exchange agreement, if at all.

ANSWER:
We have expanded the explanation of our pro forma adjustments, including (4) and the items referred to in Comment 65.  The exchange agreement triggered the automatic conversion feature in Wealth's $500,000 convertible note and resulted in the recognition of the unamortized discount of $375,000 to interest expense.

(d) Exhibits

Exhibit 16.1

68.
We note your former accountants' reference to their audits for the years ended December 31, 2009 and 2008. We further note that prior to the share exchange your fiscal year end was June 30 and that you changed your fiscal year end from June 30 to December 31 in connection with the share exchange (page 60 of Form 8-K).  Please file an updated letter from your former accountant that references their audits for the years ended June 30, 2010 and 2009.

ANSWER:	We have filed an updated letter from our former accountant that references their audits for the years ended June 30, 2010 and 2009.

Form 10-K for the Fiscal Year Ended June 30. 2010

69.
We note your disclosure on page four regarding the note you issued to your largest shareholder in May 2010.  We also note that your disclosure under Item 13 does not address this note. Please confirm that in future filings you will provide the information required by Item 13.

ANSWER:	We hereby confirm that we will provide the information required by Item 13 in our future filings.

Form 10-Q for the Fiscal Quarter Ended September 30. 2010

Notes to Condensed Financial Statements, page 6

Note 4 - Notes Receivable, page 9

70.
We note that in May 2010 and September 2010, the Company received a total of two notes for $500,000 in aggregate from a potential acquisition candidate. Please provide us with copies of these two note receivable agreements.

ANSWER:	The Company has provided a copy of the two note receivable agreements as Exhibit 10.28.

Note 5 - Notes Payable - Affiliate, page 9

71.
We note that in May 2010 and September 2010, the Company issued a total of two notes for $500,000 to one of its largest shareholders. Please provide us with copies of these two note payable agreements.

ANSWER:	The Company has provided copies of the two note payable agreements as Exhibit 10.29 and Exhibit 10.30.

  The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

China Growth Corporation

By: /s/ Mingzhuo Tan
Mingzhuo Tan
Chief Executive Officer